FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2010

EXCEL MARITIME CARRIERS LTD.

(Translation of registrant's name into English)

Par La Ville Place

14 Par-La-Ville Road

Hamilton, HM JX Bermuda

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_] No [X]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a press release dated June 2, 2010, Excel Maritime Enters into a one year Time Charter Agreement for M/V Happy Day.

Exhibit 1

Excel Maritime Enters into a one year Time Charter Agreement for M/V Happy Day

ATHENS, GREECE – June 02, 2010 – Excel Maritime Carriers Ltd (NYSE: EXM), an owner and operator of dry bulk carriers and an international provider of worldwide seaborne transportation services for dry bulk cargoes, announced today that it has entered into a charter agreement for a minimum period of 12 months to a maximum period of 15 months for the M/V Happy Day at the gross daily rate of $27,000.

The M/V Happy Day is a 1997 Japanese built Panamax bulk carrier and has a carrying capacity of 71,694 dwt.

Pavlos Kanellopoulos, Chief Financial Officer of Excel, stated, “Pursuant to our balanced chartering strategy, we are pleased to announce the fixture of the M/V Happy Day at a profitable rate with a first class European charterer. With this fixture, our time charter coverage for the remaining period of 2010 has further increased to approximately 65%. Moving forward, our strategy is to continue to selectively increase our charter coverage at attractive rates providing cash flow visibility and stability to our shareholders.”

About Excel Maritime Carriers Ltd

Excel is an owner and operator of dry bulk carriers and a provider of worldwide seaborne transportation services for dry bulk cargoes, such as iron ore, coal and grains, as well as bauxite, fertilizers and steel products. Excel owns a fleet of 41 vessels with 1 Capesize vessel being owned through a joint venture in which Excel participates by 71.4%, together with 7 Panamax vessels under bareboat charters and operates in total 48 vessels (6 Capesize, 14 Kamsarmax, 21 Panamax, 2 Supramax and 5 Handymax vessels) with a total carrying capacity of over 4.0 million DWT.  Excel Class A common shares have been listed since September 15, 2005 on the New York Stock Exchange (NYSE) under the symbol EXM and, prior to that date, were listed on the American Stock Exchange (AMEX) since 1998. For more information about the Company, please go to our corporate website www.excelmaritime.com.

Forward-Looking Statement

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and Excel’s growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters.

Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements.

Although Excel believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct.

These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Excel. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to the ability to changes in the demand for dry bulk vessels, competitive factors in the market in which Excel operates; risks associated with operations outside the United States; and other factors listed from time to time in Excel’s filings with the Securities and Exchange Commission. Excel expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Excel’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Contacts:

Investor Relations / Financial Media:

Nicolas Bornozis

President

Capital Link, Inc.

230 Park Avenue – Suite 1536

New York, NY 10160, USA

Tel:  (212) 661-7566

Fax: (212) 661-7526

E-Mail: excelmaritime@capitallink.com

www.capitallink.com

Company:

Pavlos Kanellopoulos

Chief Financial Officer

Excel Maritime Carriers Ltd.

17th Km National Road Athens-Lamia & Finikos Street

145 64 Nea Kifisia

Athens, Greece

Tel: 011-30-210-62-09-520

Fax: 011-30-210-62-09-528

E-Mail: ir@excelmaritime.com

        www.excelmaritime.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXCEL MARITIME CARRIERS LTD.
(registrant)

Dated: June 2, 2010

By:

/s/ Pavlos Kanellopoulos

Pavlos Kanellopoulos

Chief Financial Officer